Exhibit 99.7

University of Antelope Valley, Inc.

Interim Financial Statements

Six Months Ended June 30, 2021

University of Antelope Valley, Inc.

LIGHTHEART | SANDERS

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Management of

University of Antelope Valley, Inc.

Lancaster, California

We have reviewed the accompanying interim financial statements of University of Antelope Valley, Inc. (a California Corporation), which comprise the balance sheet as of June 30, 2021, and the related statements of income, changes in stockholders’ equity and cash flows for the six months then ended, and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the interim financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of University of Antelope Valley, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants’ Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Lightheart, Sanders and Associates
Certified Public Accountants

Madison, Mississippi
September 17, 2021

140 Fountains Blvd., Suite D, Madison MS 39110 ♦ 601-898-2727 ♦ www.lsacpafirm.com

University of Antelope Valley, Inc.

Balance Sheet

June 30, 2021

Assets

Current Assets
Cash and cash equivalents	$549,901
Restricted cash	16,949
Accounts receivable, net of allowance for doubtful accounts	5,118,344
Inventory	62,789
Prepaid expenses	36,162

Total Current Assets	5,784,145

Property, Plant and Equipment, Net of Accumulated Depreciation of $2,528,024	1,149,849

Other Assets
Intangible assets, net of amortization	21,886

Total Other Assets	21,886

Total Assets	$6,955,880

University of Antelope Valley, Inc.

Balance Sheet

June 30, 2021

Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable	$469,605
Accrued liabilities	273,641
Income tax payable	900
Due to students	493,541
Unearned grant	16,949
Deferred income	1,700,706
Current portion of long-term debt	27,022

Total Current Liabilities	2,982,364

Long-Term Liabilities, Net of Current Portion
Long-term debt	109,165

Total Long-Term Liabilities	109,165

Total Liabilities	3,091,529

Stockholders' Equity
Common stock (25,000 shares authorized, issued and outstanding, $1 par value)	25,000
Additional paid in capital	685,000
Retained earnings (deficit)	3,154,351

Total Stockholders' Equity	3,864,351

Total Liabilities and Stockholders' Equity	$6,955,880

University of Antelope Valley, Inc.

Income Statement

For the 6 Months Ended June 30, 2021

Revenue
Tuition revenue	$3,123,858
Retail sales	319,820
Other fees	45,046

Total Net Revenue	3,488,724

Cost of Goods
Instructional	1,485,501
Books and supplies	226,375

Total Cost of Goods	1,711,876

Operating Expenses
Marketing	111,057
Depreciation and amortization	95,066
General and administrative	2,151,227
Occupancy and maintenance	960,827

Total Operating Expenses	3,318,177

Other Income (Expense)
Interest expense	(5,240)
Other income	1,973,182

Total Other Income (Expense)	1,967,942

Net Income Before Income Taxes	426,613

Income Tax Provision
Income tax expense	(800)

Total Income Tax Provisions	(800)

Net Income (loss)	$425,813

University of Antelope Valley, Inc.
Statement of Changes in Stockholders' Equity
For the 6 Months Ended June 30, 2021

	Common Stock	Additional Paid-In- Capital	Retained Earnings (deficit)	Total
Balance on December 31, 2020	$25,000	$685,000	$2,566,029	$3,276,029
Net income (loss)	-	-	425,813	425,813
Contributions	-	-	162,509	162,509
Balance on June 30, 2021	$25,000	$685,000	$3,154,351	$3,864,351

University of Antelope Valley, Inc.

Statement of Cash Flows

For the 6 Months Ended June 30, 2021

Cash Flows from Operating Activities
Net income (loss)	$425,813
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization (Increase) decrease in:	95,066
Accounts receivable	233,015
Prepaid expenses	4,319
(Decrease) increase in:
Accounts payable	217,091
Accrued liabilities	(51,515)
Income tax payable	(21,035)
Due to students	92,545
Unearned grant	(789,949)
Deferred income	(308,475)

Net Cash Provided By (Used In) Operating Activities	(103,125)

Cash Flows from Investing Activities
Acquisition of fixed assets	(24,542)

Net Cash Provided By (Used In) Investing Activities	(24,542)

Cash Flows from Financing Activities
Payments on debt	(10,977)
PPP loan forgiveness	(1,136,120)
Contributions	162,509

Net Cash Provided By (Used In) Financing Activities	(984,588)

Net Increase (Decrease) In Cash	(1,112,255)

Cash, Cash Equivalents, and Restricted Cash at Beginning of Period	1,679,105

Cash, Cash Equivalents, and Restricted Cash at End of Period	$566,850

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2021

Note 1 – Business

University of Antelope Valley, Inc. is referred to as the “Company” throughout this report.

University of Antelope Valley, Inc. (UAV, Inc.) located in Lancaster, California was formed in 1997. The Company is a private post-secondary school located in Lancaster, California. UAV, Inc. provides degrees in business, communications, criminal justice, education, electrical engineering, nursing, sports management, career training in culinary arts, dental assistant, emergency care technician, fire science, medical assistant, paramedic, pharmacy technician, vocational nursing, and several other programs. The Company is accredited by WASC Senior College and University Commission (WSCUC) and approved by the California Bureau for Private Postsecondary Education (BPPE). The Company is certified by the U.S. Department of Education as eligible to participate in the federal financial aid programs under Title IV of the Higher Education Act of 1965, as amended.

University of Antelope Valley, LLC (UAV, LLC), a California limited liability company, is under the same ownership as UAV, Inc. UAV, LLC is engaged in the business of exclusively holding and renting land and buildings to UAV, Inc. as its primary business location.

The Company elected the accounting alternative not to apply VIE guidance to a legal entity under common control leasing arrangement.

Note 2 – Significant Accounting Policies

Significant Accounting Policies – The significant accounting policies are presented to assist in the understanding of the Company’s financial statements. The financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity. These accounting principles conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Pronouncement - The Company has not elected to early implement Accounting Standards Update (ASU) 2016-2, Leases Topic 842. The Institution is evaluating the requirements to recognize lease asset(s) and liability(ies) on the balance sheet under the standard and the effects of the two implementation methods on financial results. Implementation of the standard requires additional disclosures and is required to be implemented for fiscal years beginning after December 15, 2021. The options for implementation are 2 transition methods which include a retrospective method based on the initiation of new leases or a cumulative entry to equity when adopted.

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting – The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2021

Note 2 – Significant Accounting Policies (continued)

Cash and Cash Equivalents – The statement of cash flows is prepared using the indirect method. The Company considers all cash on hand and in banks, and all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Student Receivables and the Allowance for Doubtful Student Accounts – Student receivables consist of tuition advances against each student’s financial aid received through the Department of Education. Balances are expected to be collected within 12 months of the balance sheet date. If the student withdraws before the full advance has been earned the excess tuition is returned to the Department of Education and the Company pursues the student for the remainder. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its students to make required payments. The Company determines the adequacy of this allowance by regularly reviewing the receivables and applying expected loss percentages to certain student accounts receivable categories based upon historical bad debt experience. The Company generally writes-off receivable balances deemed uncollectible as they are sent to collection agencies. The allowance for doubtful accounts as of June 30, 2021 was $3,071,011.

Inventory – The Company maintains inventory consisting principally of books, kits and educational supplies. The inventory stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Maintenance, repairs, minor renewals and betterments, which do not extend the useful life of property are charged to expense as incurred. Major renewals and betterments are capitalized. For assets sold or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Intangible Assets – An intangible asset, which consists a liquor license, is being accounted for in accordance with Financial Accounting Standards Board Statement 142. The costs of intangible assets with identifiable useful lives are amortized over the longer of their economic or legal life. “Goodwill and Other Intangible Assets”, requires management, at least annually, to test this asset for impairment. Impaired assets, under this statement, are required to be written down to their fair value. The amortization expense was $1,459 for the six months ended June 30, 2021.

Deferred Revenue – Deferred revenue consists of the portion of tuition charged but not earned and is reflected as a current liability in the accompanying balance sheet as such amount is expected to be earned within the next year.

Revenue Recognition Related to Student Contracts – We have analyzed the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and have concluded that no changes to accounting or policy are necessary to conform with the new standard. Revenues consist primarily of tuition and fees derived from courses offered by the Company. Each student enters into a contract with the Company for an instructional program at a fixed price for a fixed amount of course hours.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2021

Note 2 – Significant Accounting Policies (continued)

Revenue Recognition Related to Student Contracts (continued) – Revenue from tuition and fees are recognized pro-rata (on a straight-line basis) over the relevant period attended by the student of the applicable course or program.

Sources of Revenue – Revenue is derived from student tuition, retail sales, auxiliary income and other fees in Lancaster, California.

Timing of Contract Revenue Recognition – Products transferred at a point in time consist of consumer retail. Revenue from retail product during the six months ended June 30, 2021 was $319,820. Retail products and services are sold directly to consumers and are recognized and collected generally concurrently as sales occur and/or services are completed.

Services transferred over time consist of instructional services for which tuition totaling $3,123,858 for the six months ended June 30, 2021 was charged. Revenues are recognized based on the hour thresholds designated specific to each educational program.

Revenue Contract Balances – The timing of revenue recognition and cash collections results in tuition receivables and deferred income on the balance sheet. Amounts are billed to students or submitted for payment of Title IV funds as each respective student progresses through the credit hours required for program completion noted in the contract with each respective student. The beginning and ending balances of tuition receivables based on contracts were $7,283,910 and $8,092,683, for the six months ended June 30, 2021, respectively.

Refunds – Refunds of retail sales and/or goods are handled in accordance with Company policy and are not included in net retail amounts after the date of the return. Refunds of tuition require the Company to determine the date the respective student withdrew and the amount of earned and unearned tuition based on the amount of actual credit hours or scheduled credit hours the respective former student was in attendance. Refunds are determined on a case-by-case basis in accordance with Company and federal policies.

Contract Performance Obligations – The Company is obligated to perform under student contracts until it has been determined that the student has completed the contacted program(s) or withdrawn. Payments are requested/due as each student accumulates actual or scheduled program credit hours. The Company’s goal in relation to students is to graduate each student from program(s) which meet or exceed industry, state and federal requirements. There are no guarantees related to the program(s) other than the previously mentioned refunds. Beginning and ending balances on unearned revenue which is recognized based on actual or scheduled credit hours completed were $1,972,030 and $1,674,666, respectively. Unearned revenue is expected to be earned within one year from the balance sheet date.

Significant Judgements Related to Revenue Timing – The Company recognizes tuition revenue and deferred revenue based on the actual or scheduled credit hours completed. The Company believes that this output method is the best and most accurate measure of progress and most representative of services performed, as the hours portion of the calculation is consistent across the Company’s students. Additionally, this method appropriately depicts the Company’s performance as all institutions and students receiving Title IV assistance are held to the same measure of progress prior to student graduation.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2021

Note 2 – Significant Accounting Policies (continued)

Significant Judgements Related to Revenue Timing (continued) – Fees for student tuition range from $2,612 to $82,078 based on each respective contract. The Company recognizes retail revenue as sales/services are completed and when control/delivery takes place at the time of payment upon completion of the sale. There is no deferred revenue related to retail operations. All amounts involved in revenue recognition are short-term and have not been adjusted to reflect the time-value of money. There are no significant contract prices or non-cash consideration which are considered variable or otherwise in need of adjustment. The Company recognizes all refunds and returns within industry standard expectations.

Advertising – Advertising costs are charged to expense when incurred. Advertising costs for the six months ended June 30, 2021 were $111,057. Advertising costs consist of various online and print ads.

Income Taxes – UAV, Inc. has elected to be treated as an S Corporation for the purposes of reporting income taxes. Accordingly, no provision for federal income tax has been recorded in the accompanying financial statements since the UAV, Inc.’s stockholders are required to report the results of the UAV, Inc.’s operations on their personal income tax returns but UAV, Inc. is subject to a California franchise tax of 1.5% of taxable income or minimum of $800 for the year ended December 31, 2021.

The Company believes that is has support for any tax position taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2017.

Note 3 – Concentrations

Financial instruments that potentially subject the Company to credit risk include tuition notes and accounts receivable from its students, a substantial number of whom rely on Title IV financial assistance from the U.S. Department of Education (ED) to fund their education. Collection of Title IV funds is reasonably assured, provided the students and the Company comply with various student financial assistance requirements. The Company does not require collateral from its students; however, the deferral of tuition income over the enrollment period limits credit risk to the tuition earned. Although changes in Title IV funding could significantly impact the Institution’s ability to attract students, recent trends indicate that funding levels will not be reduced.

The majority of the Company’s students are within the Lancaster, California area. The Company is subject to the economic conditions of that area.

Financial instruments that potentially subject the Institution to concentrations of credit risk consist principally of cash accounts in various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation to $250,000. As of June 30, 2021, cash balances in excess of insured limits approximately $330,000.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2021

Note 4 – Fair Value of Financial Instruments

The fair value of the financial instruments is based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quote prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The financial instrument’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cash and cash equivalents

The carrying amount approximates fair value because of the short maturity of those instruments.

Restricted cash

The carrying amount approximates fair value because of the short maturity of those instruments.

Long-term debt

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

The cost and estimated fair value of the Company’s financial instruments at June 30, 2021 were as follows:

Financial Instruments	Cost	Fair Value
Financial assets:
Cash and cash equivalents	$549,901	$549,901
Restricted cash	16,949	16,949
Financial liabilities:
Long-term debts	136,187	136,187

The following table sets forth by level, within the fair value hierarchy, the Company’s financial instruments at fair value as of June 30, 2021:

		Fair value measurements using:
		Quoted Prices in Active Markets for Identical Assets/Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
Investments	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$549,901	$549,901	$-	$-
Restricted cash	16,949	16,949	-	-
Financial liabilities:
Long-term debts	136,187	-	136,187	-

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2021

Note 5 – Transactions with Related Party

The Company has two month-to-month leases, between the UAV, Inc. and UAV, LLC, for the facilities referred to as the Sierra Campus and the Pioneer Event Center. Total lease expenses of $676,700 were recorded. See note 10 for detail.

Note 6 – Plant, Property and Equipment

Plant, property and equipment consisted of the following as of June 30, 2021:

Plant, Property and Equipment
Leasehold improvements	$1,144,818
Vehicles	381,091
Equipment	1,176,706
Furniture and fixtures	651,434
Other depreciabble assets	212,608
Signs	59,366
Construction in progress	51,850
Total Plant, Property and Equipment	3,677,873
Accumulated depreciation	(2,528,024)
Net Plant, Property and Equipment	$1,149,849

Depreciation was $93,607 for the six months ended June 30, 2021.

Note 7 – Intangible Assets

The liquor license of $29,181 is amortized on a straight-line basis over ten years and is presented net of accumulated amortization of $21,886. Amortization expense was $1,459 for the six months ended June 30, 2021.

Future amortization expense is as follows:

For the 6 months ended December 31, 2021	$1,459
For the years ended December 31, 2022	2,918
2023	2,918
2024	2,918
2025	2,918
2026	2,918
Thereafter	5,837
$21,886

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2021

Note 8 – Debt

Long-term debts consisted of the following as of June 30, 2021:

Note payable to a bank, payable in monthly installments of $1,291 plus interest at 3.29%, final payment due February 2026, secured by a vehicle with a net book value of $69,154	$68,056
Note payable to a bank, payable in monthly installments of $1,291 plus interest at 3.24%, final payment due February 2026, secured by a vehicle with a net book value of $71,974	68,131
Total	136,187
Less current portion	(27,022)
Long-term debt	$109,165

Maturities of long-term debt are as follows:

Amount
For the 6 months ended December 31, 2021	$13,401
For the years ended December 31, 2022	27,467
2023	28,377
2024	29,317
2025	30,289
2026	7,336
Thereafter	-
$136,187

Note 9 – Other Income

For the six months ended June 30, 2021, the Company’s other income was as follows.

PPP Loan Forgiveness	$1,136,120
HEERF Grant	789,949
Other Miscellaneous Income	47,113
Total Other Income	$1,973,182

PPP First Draw Loan Forgiveness – In April 2020, the Company received $1,136,120 through the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief and Economic Security Act (Cares Act). This loan is forgivable from the SBA if the Institution meets certain payroll requirements. Amounts determined unforgivable will be charged interest at a rate of 1.00%. The Company is in the application process for loan forgiveness. In accordance to FASB ASB 450-30, the earnings impact of a gain contingency is recognized when all the contingencies related to receipt of the assistance have been met and the gain is realized or realizable. The Company met all the contingencies, and the gain is realizable. Thus, the Company recognized the forgiveness of $1,136,120 which was recorded as other income on the accompanying income statement.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2021

Note 9 – Other Income (continued)

Higher Education Emergency Relief Fund – The Company was awarded $1,613,796 through Higher Education Emergency Relief Funds (HEERF) under Section 18004(a)(1) of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), for both the Institution and eligible students. The Institution received $1,579,898 for the Institution portion and student portion in total. Total of $773,000 had been disbursed to eligible students as of June 30, 2021. The Company incurred $789,949 in expenses related to Covid-19 as of June 30, 2021, which was included as other income on the accompanying income statement. $16,949 of the funds received is presented as a liability on the accompanying balance sheet, which will be disbursed to eligible students or refunded to the Department. The balance of $16,949 is also presented as restricted cash on the balance sheet which is required to be disbursed to eligible students or refunded to the Department.

Note 10 – Commitments and Contingencies

The Company has two month-to-month leases, between the UAV, Inc. and UAV, LLC, for the facilities referred to as the Sierra Campus and the Pioneer Event Center. The two leases have monthly rents of $65,500 and $31,500, respectively.

For information regarding this lease and the Lessor, the Institution has elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies pursuant to generally accepted accounting principles.

UAV, LLC leases five acres of land that comprise a portion of the Sierra Campus. The lease was assigned to UAV, Inc. on June 26, 2009, when the Sierra Campus was acquired. Lease payments are included in rent expense. The land lease requires UAV, Inc. to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. The land lease originated on January 28, 1964 and expires on January 31, 2034, with future rent increases scheduled on January 31 of 2021, 2026, and 2031. Rent increases are based on the change in the Consumer Price Index between the base date of February 1, 1964, and the date of the scheduled rent increase. The monthly land lease payment was $5,328 during the six months ended June 30, 2021.

Occupancy rent expense was $676,700 for the six months ended June 30, 2021.

The Company has an operating lease, secured by office equipment, which commenced in March 2013 and renewed in April 2018. The current lease expired in June 2021, at which time the Company intends to upgrade the office equipment. Equipment lease expense was $28,950 for the six months ended June 30, 2021.

The Company entered into a three-year lease on January 31, 2019. The lease will commence on or about August 22, 2019 for the rental use of fifteen passenger vehicles for nine months of each year, until 2022. The annual lease rate is $27,000 with no rate increase during the term of the lease.

Management is evaluating the potential effects of FASB ASU 2016-2 Leases (Topic 842) and has not elected to early implement as discussed per note 2, Pronouncement.

University of Antelope Valley, Inc.
Notes to Interim Financial Statements
Six Months Ended June 30, 2021

Note 10 – Commitments and Contingencies (continued)

Minimum future lease payments under these operating leases are as follows:

For the 6 months ended December 31, 2021	$77,436
For the years ended December 31, 2022	$69,936
2023	63,936
2024	63,936
2025	63,936
2026	63,936
Thereafter	452,880
$778,560

Note 11 – Retirement Plan

The Company maintains a Cash or Deferred Profit-Sharing Plan (401(k) Plan) for the benefit of all their eligible employees. Eligibility is based on the completion of 1,000 hours and one year of service. Employer contributions are discretionary and are determined and authorized by the Institution each plan year. For the six months ended June 30, 2021, there were no matching contributions.

Note 12 – Supplemental Disclosures of Cash Information and Income Tax Provisions

Cash paid for interest and state income taxes for the six months ended June 30, 2021 were $5,240 and $0, respectively.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheet that sum to the total of the same such amount shown in the statement of cash flows:

Cash and cash equivalents	$549,901
Restricted cash	16,949
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$566,850

Note 13 – Subsequent Events

The Company has evaluated all events or transactions that occurred after June 30, 2021 through September 17, 2021, the date these financial statements were available for issue. During this period, the Company did not have any material recognizable subsequent events